January 9, 2014

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form 10

(Registration Statement No. 001-36108)

Ladies and Gentlemen:

ONE Gas, Inc., an Oklahoma corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form 10 (Registration Statement No. 001-36108) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective as of 4:00 pm Houston Time on January 10, 2014, or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: on January 8, 2014, the Board of Directors of ONEOK, Inc. (“ONEOK”) took several actions in connection with the separation of the Company from ONEOK, including establishing the distribution ratio for the separation, setting a record date of January 21, 2014, and setting a distribution date of January 31, 2014. ONEOK and the Company wish to commence the process of printing the Information Statement, which is filed as an exhibit to the Registration Statement, and mailing it as soon as possible following the record date.

The Company acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Frank Bayouth at 713.655.5115 of Skadden, Arps, Slate, Meagher & Flom LLP. at your earliest convenience after the Registration Statement has been declared effective.

Very truly yours,

ONE Gas, Inc.

/s/ Curtis L. Dinan
Curtis L. Dinan
Senior Vice President, Chief Financial Officer and Treasurer